SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 19, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INVITATION	March 19, 2007

TAM anticipates 4Q06 results release

Results release will be on March 21 and web conferences on the 23rd

São Paulo, March 19, 2007 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM) will release its results for the fourth quarter 2006 (4Q06) on March 21, 2007. The information will be available on the company’s website: http://www.tam.com.br/ri, and through the CVM (Comissão de Valores Mobiliários) and SEC (Securities and Exchange Commission) at 8:00 am (US EDT). The conference calls in Portuguese and English will be Friday, March 23 at 10:00am and 11:30am (Eastern Time), respectively. In addition, TAM will hold meetings with analysts and investors in São Paulo and Rio de Janeiro on April 4.

TAM will pay annual dividends and interest on shareholders’ capital to all shareholders. Calculation will be based on the profits referring to the year 2006. The calendar for payment is as follows:

Date of Credit
All stockholders subscribed in the registers of the company on March 20, 2007 will be entitled to receive dividends and interest approved.

Ex-dividend Date
The transactions carried out on the São Paulo Stock Exchange (BOVESPA) and New York Stock Exchange (NYSE) as of, and including, March 21, 2007, will be ex-dividends and interest.

Payment of Dividends and Interest on Stockholder’s Capital
The dividends and interest on stockholder’s capital will be paid to stockholders on March 30, 2007.

Below please find the events agenda:

Conference Calls

Portuguese March 23, 2007 11:00 am (Brazil time) 10:00 am (US EDT) Phone: +55 (11) 4688-6301 Password: TAM Replay: +55 (11) 4688-6225 Available from 03/23/07 until 04/02/07 Code: 915	English March 23, 2007 12:30 pm (Brazil time) 11:30 am (US EDT) Phone: +1 (973) 582-2851 Password: 8551950 Replay: +1 (973) 341-3080 Available from 03/23/07 until 03/30/07 Code: 8551950

APIMEC – São Paulo	APIMEC – Rio de Janeiro

Time and date:	Time and date:

Hotel Renaissance	APIMEC - Rio
Alameda Santos 2233	Av. Rio Branco, 103 – 21 st floor
São Paulo – SP	Rio de Janeiro – RJ
Brazil	Brazil

April 4, 2007	April 4, 2007

8:30am Breakfast	6:00pm Cocktail
9:00am Presentation	6:30pm Presentation

RSVP by phone +55(11) 3107-1571 or by	RSVP: eventos@apimecrio.com.br
email: apimecsp@apimecsp.com.br

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 47.3% domestic market share and 61.0% international market share at the end of February 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.8 million subscribers and has awarded more than 4.2 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.